1801 California Street, Suite 5200 Denver, Colorado 80202

July 21, 2020

VIA EDGAR CORRESPONDENCE

Ms. Anu Dubey

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Dear Ms. Dubey:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number: 0001683863-20-003826) filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), on April 17, 2020. The purpose of the Amendment is to register Transamerica High Yield ESG and Transamerica Sustainable Bond (each, a “Fund,” and together, the “Funds”), two new series of the Registrant. The Funds will each offer Class A, Class C, Class I, Class R, Class R3, Class R4, Class R6 and Class I2 shares. The Staff’s comments were conveyed to the Registrant by telephone on May 13, 2020. The Registrant advised the Staff that the expected effective date for the Funds would be delayed by a Form 485BXT filing prior to the Funds’ Rule 485(b) filing.

The Staff noted that all comments to a Fund’s summary section also generally apply to the disclosure with respect to the sections titled “More on each Fund’s Strategies and Investments,” and “More on Risks of Investing in the Funds,” as applicable.

Below are the Staff’s comments on the Amendment and the Registrant’s responses thereto.

Prospectus Comments relating to both Funds:

1.	General Comment: Please file a “Comment Response Letter” via Edgar correspondence with the Registrant’s responses to these comments at least five business days prior to the Funds’ Rule 485(b) filing.

Response: The Registrant is hereby complying with the Staff’s request.

2.	General Comment: Please confirm that each Fund’s fee waiver contract will be filed as an exhibit to the Registration Statement.

Response: The Registrant so confirms.

3.	Fees and Expenses – Annual Fund Operating Expenses: Please revise the sentence as follows:

A class may reimburse TAM only if such reimbursement does not cause, on any particular business day of the fund, the class’ total annual operating expenses (after the reimbursement is taken into account) to exceed the applicable limits ~~described above~~ in effect at the time of waiver or reimbursement or any other lower limit then in effect.

Response: The Staff’s comment has been noted, but as this sentence is standard disclosure appearing in many prospectuses across the fund complex, the Registrant wishes to keep the disclosure consistent. The Registrant will consider revising the language globally in connection with the Registrant’s next annual update.

4.	Fees and Expenses – Expense Example: Please revise the sentence below as noted:

The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem or hold all shares at the end of those periods.

Response: The Registrant respectfully declines to make the requested change as the Registrant believes the current expense example disclosure is consistent with the requirements of Item 3 of Form N-1A.

5.	Purchase and Sale of Fund Shares: Please supplementally identify what percentage of Class I2 shares of a Fund will be owned by domestic insurance companies and their separate accounts.

Response: The Registrant currently expects very few, if any, Class I2 shares of the Funds will be owned by domestic insurance companies or their separate accounts.

6.	Purchase and Sale of Fund Shares: Please disclose the minimum investment amount for Class I2 shares of each Fund, or state that there is no such minimum.

Response: The Registrant notes that there is no minimum investment amount for Class I2 shares of each Fund. The Staff’s comment has been noted and the Registrant will consider adding related disclosure in connection with its next annual update.

7.	Performance: Please provide an appropriate broad-based securities market index for each Fund’s primary benchmark, as applicable.

Response: The Registrant notes that each Fund’s primary benchmark index is as follows:

Transamerica High Yield ESG	Bloomberg Barclays U.S. Corporate High Yield 2% Issuer Capped Index
Transamerica Sustainable Bond	Bloomberg Barclays U.S. Aggregate Bond Index

The Registrant has made changes to disclose each Fund’s primary benchmark index in each “Performance” section in the summary portions of the Funds’ prospectuses.

8.

Principal Investment Strategies/Principal Risks: Please consider whether the Funds’ disclosures, including risk disclosures, should be revised based on the significant market events that have occurred as a result of the COVID-19 pandemic.

Response: The Registrant believes the current risk disclosure appropriately captures recent market events resulting from the pandemic. It is noted that, among other things, the prospectuses include updates to the Item 4 “Market” risk made on March 25, 2020 with respect to other series of Registrant and a new Item 9 “Recent Events” risk added for other series of the Registrant on April 1, 2020.

9.	Example Table: Please revise the expense example tables (as applicable) to remove the second set of number examples (“If the shares are not redeemed”) unless the numbers are different.

Response: The Registrant confirms the second set of numbers is different for Class C and feels the disclosure is presented appropriately.

10.

Principal Risks – Focused Investing Risk: Please consider revising the risk to disclose investments in particular countries, sectors or industries in which a new fund may invest at its launch, as well as specific risks that may be incurred by these investments.

Response: The Registrant believes all principal risks are appropriately included in the Funds’ Item 4 risk disclosures.

Transamerica High Yield ESG:

11.

Investment Objective: Please revise the Fund’s investment objective to remove “by investing in high yield debt securities” as the Staff considers that disclosure to be an investment strategy and not an objective.

Response: The Registrant has made the following revisions consistent with the Staff’s comment.

Investment Objective: Seeks a high level of current income ~~by investing in high-yield debt securities~~.

12.	Principal Investment Strategies: Please clarify the characteristics of a “favorable ESG strategy” and explain how ESG is considered for the purposes of complying with the Fund’s 80% investment policy.

Response: The Registrant confirms that the Fund’s 80% investment policy is to invest, under normal circumstances, at least 80% of the Fund’s net assets in high-yield securities. In response to the Staff’s comment, the Registrant has made clarifying revisions to the Fund’s principal investment strategies. Among other things, the Registrant has made revisions consistent with the Staff’s comment to further explain how securities’ ESG characteristics will be used by the sub-adviser in evaluating and selecting investments for the Fund. Please see Appendix A to this letter for these revisions.

13.

Principal Investment Strategies: Please clarify what is meant by “integrates ESG factors” into the sub-adviser’s analysis. Additionally, please confirm if an ESG index or third party data provider is used as an external data resource to determine that an issuer satisfies the ESG portion of the 80% policy. If so, please identify and disclose the specific index or third party provider along with their methodology used for determining an ESG issuer. Further, please clarify the disclosure regarding the sub-adviser’s use of quantitative and qualitative elements with respect to complying with the ESG strategy. Disclose if true that the fund can invest in issuers that do not satisfy the ESG criteria for up to 20% of its assets.

Response: The Registrant has made revisions in response to the Staff’s comment to further explain how ESG factors and how quantitative and qualitative elements are integrated into the sub-adviser’s analysis. Please see Appendix A to this letter for these revisions. The Registrant further notes that while external ESG data is used as part of the sub-adviser’s proprietary methodology in analyzing possible investments for the Fund, such data is not determinative or a primary consideration in the sub-adviser’s process. For this reason, the Registrant believes the disclosure (with revisions reflected in Appendix A) is appropriate.

The Registrant notes that the Fund’s 80% investment policy is applied independently to the Fund’s portfolio and is separate from the ESG aspect of the Fund’s investment strategies. Please see our response to Comment 12 above. The sub-adviser’s methodology in applying the ESG investment strategy results in an ESG assessment of possible investments for the Fund. These possible investments are ranked into five categories for consideration. The Registrant expects that the Fund’s portfolio will consist primarily of investments falling into the top three categories. The Fund will not hold any investments falling into the lowest category. The Fund has the ability to invest up to 20% of net assets outside of its 80% investment policy, but all investments by the Fund, except for cash and cash equivalents, will be subject to the sub-adviser’s ESG assessment. The Registrant has made revisions to the disclosure in response to the Staff’s comment. Please see Appendix A to this letter for these revisions.

14.

Principal Investment Strategies/Principal Risks: Please consider revising the strategies and risks sections to ensure that Item 4 disclosure reflects the principal features of the Fund. For example, the last paragraph of the “Principal Investment Strategies” section includes certain strategies that may be used “to a lesser extent.” Please confirm if these strategies (and corresponding risks) should be moved to Item 9.

Response: The Registrant believes that the Item 4 disclosure reflects the Fund’s principal investment strategies appropriately. In response to the Staff’s comment, the Registrant has made the following revisions, which are also reflected in Appendix A to this letter.

~~To a lesser extent, t~~The fund may invest in investment grade bonds, bank loans, asset-backed and mortgage backed securities, preferred equity securities, common equity securities (received in connection with exchanges or restructurings) and cash equivalents. The fund may also invest in hybrid instruments having both debt and equity characteristics.

15.

Principal Investment Strategies/Principal Risks: Please supplementally confirm the extent to which the Fund will invest in bank loans (including covenant light loans and/or leveraged loans), as well as below investment grade bonds and mortgage backed securities and illiquid securities.

Response: The Registrant confirms that the Fund intends to normally invest at least 80% of net assets in below investment grade bonds. The Fund’s investments in bank loans are not expected to exceed 10%. The Fund does not expect to invest in mortgage backed securities and the Registrant has revised the disclosure accordingly. Please see Appendix A to this letter for these revisions. The Fund’s investments in illiquid securities are not expected to exceed 10%. The Registrant notes certain of the Fund’s investments may be illiquid at the time of investment or may become illiquid following investment by the Fund.

16.

Principal Investment Strategies/Principal Risks: Please confirm that each principal risk factor is reflected in the “Principal Investment Strategies” section of the prospectus. If additional non-principal risk factors are identified, please remove these risk factors, or revise the “Principal Investment Strategies” section to include applicable disclosure. In particular, the Staff notes that the “Active Trading,” “Energy Sector,” “Privately Placed and Other Restricted Securities” and “Sovereign Debt” risks do not have related disclosure in the “Principal Investment Strategies” section. Also, if the Fund will focus in particular countries, sectors or industries please disclose specific risks of those countries, sectors or industries.

Response: The Registrant has revised the disclosure to remove “Privately Placed and Other Restricted Securities,” “Sovereign Debt,” and “Mortgage-Related and Asset-Backed Securities” as principal risk factors for the Fund as these are not expected to be principal investments for the Fund. The Registrant further confirms that both “Active Trading” and “Energy Sector” are principal risks which correspond to principal investment strategies for the Fund. With regard to “Active Trading” risk, the Fund is actively managed and may purchase and sell securities without regarding to the length of time held. With regard to “Energy Sector” risk, the Fund’s “Principal Investment Strategies” section includes disclosure referring to considerations including: energy efficiency, natural resource use and renewable energy. In addition, the Registrant confirms that, as disclosed, the Fund will invest primarily in U.S. securities, and the Registrant confirms that the Fund does not intend to focus in particular sectors or industries.

17.

Principal Risks – Environmental, Social and Governance (“ESG”) Risk: If applicable, please revise the risk disclosure to include information relating to use of third party data providers and their process for identifying ESG issuers. In addition, please add disclosure to reflect that ESG is not uniformly defined and that scores and ratings may vary across providers.

Response: The Registrant has made revisions to the Item 4 and Item 9 “ESG” risk disclosure consistent with the Staff’s comment. Please see Appendix B to this letter for these revisions. Additionally, please see our response to Comment 13 above for further information on the sub-adviser’s consideration of third party data.

18.

Principal Risks – Energy Sector Risk: Consider revising the risk disclosure to include the impact of current market conditions on the energy sector or supplementally explain the reason not to include such disclosure. (See IM Guidance Update 2016-02)

Response: The Registrant has made revisions to the Item 9 “Energy Sector” risk disclosure consistent with the Staff’s comment. Revisions were also made to bring the disclosure in line with other series of the Registrant. Please see Appendix B to this letter for these revisions.

19.

Principal Risks – Floating Rate Loans Risk: Please revise the risk to reflect consideration of the expected discontinuation of LIBOR or supplementally explain the reason not to include such disclosure.

Response: The Registrant notes that risks associated with the expected discontinuation of the use of LIBOR, including such risks relate to floating rate loans, are addressed in both the “LIBOR” risk and the “Floating Rate Loans” risk included in Item 9.

Transamerica Sustainable Bond:

20.

Principal Investment Strategies: Please disclose the definition of “sustainable” fixed-income securities, and revise the principal investment strategies to include such securities in the Fund’s 80% investment policy.

Response: The Registrant confirms that the Fund’s 80% investment policy is to invest, under normal circumstances, at least 80% of the Fund’s net assets in fixed-income securities. The Registrant notes that the Fund’s 80% investment policy is applied independently to the Fund’s portfolio and is separate from the sustainable aspect of the Fund’s investment strategies The Registrant further confirms that all of the Fund’s holdings, except cash, cash equivalents and certain derivatives, will meet the sub-adviser’s criteria to qualify as “sustainable” securities. In response to the Staff’s comment, the Registrant has made revisions to the Fund’s principal investment strategies to further explain the sub-adviser’s definition of “sustainable” and how the sub-adviser determines the Fund’s investment universe. Please see Appendix C to this letter for these revisions.

21.

Principal Investment Strategies: Please supplementally indicate the percentage of the Fund’s assets that may be invested in below investment grade non-agency mortgage-backed securities, as well as non-agency collateralized-mortgage obligations (“CMOs”).

Response: The Registrant notes that the Fund’s investments in below investment grade non-agency mortgage-backed securities and CMOs are not expected to exceed 25% in aggregate.

22.

Principal Investment Strategies: The Staff notes that the Fund invests in convertible securities. Accordingly, if the Fund invests or expects to invest in contingent convertible securities (“CoCos”), please revise the disclosure as appropriate. Additionally, if CoCos are or will be a principal type of investment, please provide a description and the appropriate corresponding risk disclosure, as well as explain supplementally whether the Fund intends to invest or currently invests in CoCos and the current amount of such investment.

Response: The Registrant notes that the Fund has the ability to invest in CoCos to a limited extent, and further notes that CoCos are not expected to be a principal type of investment for the Fund. The Registrant has revised the relevant Item 9 disclosures in response to the Staff’s comment.

23.

Principal Investment Strategies: Please clarify what is meant by the sub-adviser’s “proprietary sustainability assessment framework.” Please identify and describe the criteria and factors used to determine issuers that satisfy the Fund’s 80% investment policy.

Response: Please see our response to Comment 20 above for more information on the Fund’s 80% investment policy. The Registrant has made revisions to the disclosure concerning the sub-adviser’s proprietary sustainability assessment framework in response to the Staff’s comment. Please see Appendix C to this letter for these revisions.

24.

Principal Investment Strategies: The Staff notes that the numbered sections of the Fund’s Principal Investment Strategies are quite detailed. Please consider revising the Item 4 “Principal Investment Strategies” section for brevity and add enhanced disclosure to the Item 9 section titled “More on the Fund’s Strategies and Investments.” In addition, the Item 4 and Item 9 disclosure should not be identical.

Response: The Registrant has made certain revisions to the Fund’s Principal Investment Strategies in response to other Staff comments, as indicated in this response letter. Please see Appendix C to this letter for these revisions. Similar revisions have been made to the Fund’s Item 9 strategy disclosure. The Registrant notes that there are differences between the Item 4 and Item 9 strategy disclosures and believes the disclosures, with revisions, are appropriately placed and consistent with Form N-1A.

25.	Principal Investment Strategies: Please identify and provide further details regarding the “Sustainable Investment Committee.”

Response: The Registrant has made revisions to the disclosure in response to the Staff’s comment. Please see Appendix C to this letter for these revisions.

26.

Principal Investment Strategies: Please confirm if third party data providers are used as external data resources to determine what issuers satisfy the sustainable bond portion of the 80% investment policy. If so, please identify and disclose the specific criteria used, as well as supplementally provide the sub-adviser’s due diligence with regard to these providers.

Response: The Registrant confirms that although external ESG data is used as part of the sub-adviser’s proprietary methodology in analyzing possible investments for the Fund, such information is not determinative or a primary consideration in the sub-adviser’s process. As such, the Registrant believes the disclosure related to external data is appropriate.

27.	Principal Investment Strategies: Please disclose if the Fund invests in non-sustainable investments outside of its 80% investment policy.

Response: Please see our response to Comment 20 above.

28.

Principal Investment Strategies: The Staff notes that the Fund includes derivatives as a principal investment strategy. Please disclose that the market value of these instruments at the time of investment will be included in the calculation of the Fund’s 80% investment policy.

Response: The Registrant confirms that the sub-adviser expects the primary derivatives instrument used will be treasury futures in order to adjust the Fund’s portfolio level duration as appropriate. For purposes of calculating the Fund’s 80% investment policy, these instruments will be valued at current market value which the Registrant believes is both an appropriate and a market standard approach. The Registrant respectfully declines to make revisions to the Fund’s disclosure as we feel the disclosure is appropriate as currently stated.

29.

Principal Risks – Sustainability Investing Risk: Please revise the risk to include any details relating to use of third party data providers and define how a determination is made for identifying specific sustainable fixed-income issuers for investments by the Fund. In addition, please add disclosure to reflect that sustainability is not uniformly defined, and that scores and ratings may vary across providers.

Response: The Registrant has made revisions to the Item 4 and Item 9 “Sustainability Investing” risk disclosure consistent with the Staff’s comment. Please see Appendix B to this letter for these revisions. Additionally, please see our response to Comment 26. above for further information on the sub-adviser’s consideration of third party data.

30.

Principal Investment Strategies/Principal Risks: Please confirm that each principal risk factor is reflected in the “Principal Investment Strategies” section of the prospectus. If additional non-principal risk factors are identified, please remove these risk factors, or revise the “Principal Investment Strategies” section to include applicable disclosure. In particular, the Staff notes that the “Active Trading,” “Dollar Rolls,” “Inflation-Protected Securities,” “Repurchase Agreements,” “To Be Announced (“TBA”) Transactions” and “Warrants and Rights” risks do not have related disclosure in the “Principal Investment Strategies” section.

Response: The Registrant has revised the disclosure to remove “Warrants and Rights” as a principal risk factor for the Fund as these are not expected to be principal investments for the Fund. The Registrant confirms that “Active Trading” is a principal risk for the Fund as the Fund is actively managed and may purchase and sell securities without regarding to the length of time held. The Registrant further confirms that “Dollar Rolls,” “Inflation-Protected Securities,” “Repurchase Agreements,” and “To Be Announced (“TBA”) Transactions” are principal risks of the Fund as such investments are expected to be principal investments for the Fund and the disclosure has been revised accordingly. Please see Appendix C to this letter for these revisions.

31.

Principal Risks – Loans Risk: Please revise the risk to reflect consideration of the expected discontinuation of LIBOR and the associated risks to the Fund. In addition, please confirm whether the Fund invests in covenant light loans and include related risks if relevant.

Response: The Registrant notes that risks associated with the expected discontinuation of the use of LIBOR, including such risks relate to loans, are addressed in the “LIBOR” and the “Floating Rate Loans” risks included in Item 9. The Registrant confirms that the Fund may invest in covenant light loans and the risks associated with such loans are disclosed in both the “Floating Rate Loans” and “Loans” risks included in Item 9 and we feel this disclosure is appropriate.

Additional Prospectus Comments:

32.

More on Each Fund’s Strategies and Investments: Consider revising the following sentence for clarity regarding the limit on the amount of each Fund’s assets that may be invested in a particular type of security.

“Except as otherwise expressly stated in this prospectus or in the statement of additional information or as required by law, there is no limit on the amount of each fund’s assets that may be invested in a particular type of security or investment.”

Response: The Registrant believes the current disclosure is sufficiently clear.

33.

More on Risks of Investing in the Funds: The Staff notes that the risks listed in this section are not identified as principal or non-principal for each Fund. Please consider distinguishing the risks accordingly utilizing a table or chart.

Response: The Registrant notes that certain risks contained in this section are not considered principal risks, but are among the risks of investing in the Fund; accordingly, these risks, along with additional information on the principal risks of the Funds, are disclosed in the “More on Risks of Investing in the Fund” section. In addition, the Registrant notes that the presentation is consistent with the presentation in other current Transamerica funds’ prospectuses, which were recently updated. The Registrant wishes to keep the presentation consistent across the fund complex, but will consider revising the section in connection with the Registrant’s next annual update.

34.

Fund Expenses: Please confirm that Class I2 shares of the Funds do not pay sub-transfer agency fees directly, and supplementally explain who, if anyone, pays sub-transfer agency fees for Class I2 shares.

Response: The Registrant confirms that sub-transfer agency fees are not paid directly by Class I2 shares. The Registrant notes that the Funds’ transfer agent may pay sub-transfer agency fees with respect to Class I2 shares.

35.

General Comment: The Staff notes various fees throughout the “Shareholder Information” section of the prospectuses relating to minor administrative charges. Please confirm supplementally whether these fees are included in each Fund’s fee table as applicable.

Response: The Registrant confirms that these fees are not included in each Fund’s fee table. These fees are charged directly to the shareholder and are not born by other shareholders in a fund.

36.

Selling Shares: Please consider disclosing additional details on whether an in-kind redemption would be a pro-rata slice of portfolio assets, individual securities, or a representative securities basket.

Response: The Registrant believes the current disclosure regarding redemptions in-kind contains sufficient detail. The Registrant further notes for the Staff that additional disclosure regarding redemptions in-kind is included in the Statement of Additional Information.

37.	Selling Shares: Please confirm if “short-term borrowing arrangements” are consistent with the Funds’ interfund lending order and disclose additional details if appropriate.

Response: The Registrant confirms that “short-term borrowing arrangements” are consistent with the Funds’ interfund lending order.

38.

Selling Shares – Involuntary Redemptions: Please disclose the Funds’ minimum account balance requirement for purposes of maintaining an open investment account in a Fund. Additionally, please disclose if a notice of a failure to maintain the required minimum account balance is provided prior to the closure of an account.

Response: The Registrant confirms that any applicable minimum investment amounts for each Class of shares are disclosed in the summary sections of each prospectus. The Registrant additionally confirms that prior to closing an account for failure to maintain the required minimum account balance, a shareholder would receive notice and an opportunity to bring the account to any required minimum. The Registrant further confirms that such account closures are rare and the Registrant believes the current disclosure is appropriate.

39.

Choosing a Share Class – Class A Shares – Front Load: Please consider disclosing how the contingent deferred sales charge (“CDSC”) is calculated in the event that you exchange Class A shares purchased in an amount of $1 million or more for shares of another fund. In addition, please confirm that additional information regarding financial intermediaries offering the Fund’s shares (including waivers, breakpoints, etc.) are disclosed as applicable in an Appendix or in the Funds’ SAI.

Response: The Staff’s comment has been noted and the Registrant will consider revising the disclosure in connection with its next annual update. The Registrant confirms that information regarding financial intermediaries offering the Funds’ shares are disclosed as applicable.

40.

Features and Policies: Please consider moving the disclosure relating to “the investment objective of each fund being changed without a shareholder vote” to Item 9 strategies and risks sections as required by Item 9(a) of Form N-1A.

Response: The Registrant considers the current location of the disclosure to be appropriate, and further notes that it wishes to keep the presentation consistent with other current Transamerica funds’ prospectuses, which were recently updated.

41.

Features and Policies: Please consider deleting the following disclosure under the heading “Additional Information,” as the Staff notes that rights conferred by federal or state securities laws cannot be waived:

“Neither this prospectus nor the SAI is intended to give rise to any contract rights or other rights of any shareholder, other than any rights conferred by federal or state securities laws ~~that may not be waived~~.”

Response: The Registrant wishes to keep the presentation consistent with other current Transamerica funds’ prospectuses, which were recently updated.

42.

Distribution of Shares: In the Class R/R4 prospectus, please consider moving the information under the heading “Distribution Plan” to the “Choosing a Share Class” section of the prospectuses with other information discussing sales loads.

Response: The Registrant believes the current location of the “Distribution Plan” section is appropriate.

43.

Other Distribution and Service Arrangements: Please supplementally explain why TAM has agreed to pay administrative and other fees specifically to Universal Life Insurance Company (“ULICO”) for investments of Class I2 shares of the Funds.

Response: TAM makes payments from its legitimate profits to ULICO for certain administrative services provided by ULICO to underlying contract holders invested in Transamerica Funds through ULICO separate accounts.

44.	Appendix – Waivers and Discounts Available from Intermediaries: Please identify who is included in the “same fund family.”

Response: The Registrant confirms that “fund family” referenced by several intermediaries in this Appendix refers to the Transamerica fund family. The Staff’s comment has been noted and the Registrant will consider revising the section in connection with a future update.

SAI Comments:

45.	Cover Page: The Staff notes that the cover page of the SAIs reference the Funds’ corresponding prospectuses dated March 1, 2020. Please supplementally explain why this prospectus is referenced.

Response: The Registrant notes that the Funds will be included in combined SAIs including other series of the Registrant with corresponding prospectuses dated March 1, 2020, so the current reference is appropriate.

46.	Cover Page: Please consider deleting the sentence on the cover page of the SAIs that incorporates the Annual Reports by reference since these are new funds and this is not applicable.

Response: The Registrant notes that the Funds will be included in combined SAIs including other series of the Registrant, so the reference to the Annual Reports is appropriate for those funds.

47.

Additional Information about Fundamental Investment Policies: With respect to the additional information regarding fundamental investment policy 7, “Concentration of Investments,” please add “tax exempt” before the reference to securities of government entities as reflected below. (See IC Release 9785 – May 31, 1977)

The policy also will be interpreted to permit investment without limit in the following: securities of the U.S. government and its agencies or instrumentalities; tax exempt securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions (excluding private activity municipal securities backed principally by non-governmental issuers); and repurchase agreements collateralized by any such obligations.

Response: The Staff’s comment has been noted and the Registrant will consider revising the section in connection with its next annual update.

48.

Additional Information about Fundamental Investment Policies: Please revise the sentence, “The funds have been advised by the SEC staff that the staff currently views securities issued by a foreign government to be in a single industry for purposes of calculating applicable limits on concentration.” The Staff notes that a Fund needs to state its own policy as to securities issued by foreign governments.

Response: The Staff’s comment has been noted and the Registrant will consider revising the section in connection with its next annual update.

49.

Additional Information about Fundamental Investment Policies: Please revise the phrase, “For purposes of determining compliance with its concentration policy, the fund will consider the holdings of any underlying Transamerica-sponsored mutual funds in which the fund invests.” The Staff notes that the Fund needs to consider holdings of each “unaffiliated” investment company as well.

Response: The Staff’s comment has been noted and the Registrant will consider revising the section in connection with its next annual update.

Part C Comments:

50.	Part C: On the signature page, please confirm that the Principal Financial Officer is also the Funds’ Principal Accounting Officer. If so, please update future signature pages accordingly.

Response: The Registrant confirms that the Principal Financial Officer is also the Funds’ Principal Accounting Officer. The Registrant has made changes consistent with the Staff’s comment.

51.	Part C: Please revise and refile Exhibit (i) Opinion of Counsel as follows:

“Based upon and subject to the foregoing and to the assumptions and limitations herein set forth, please be advised that it is our opinion that the Shares of each Fund, ~~when issued and sold in accordance with the Declaration and the Resolutions,~~ will be validly issued, fully paid and nonassessable.” (Legal Bulletin 19, references 6, 7 and 8).

Response: The Registrant has made changes consistent with the Staff’s comment.

Please direct any comments or questions concerning this filing to the undersigned at 720-493-4249.

Very truly yours,

/s/ Rhonda A. Mills
Rhonda A. Mills
Assistant General Counsel
Transamerica Asset Management, Inc.

APPENDIX A – Transamerica High Yield ESG

Comments: 12, 13, 14, 15

Principal Investment Strategies: The fund’s sub-adviser, Aegon USA Investment Management, LLC (the “sub-adviser”), seeks to achieve the fund’s objective by investing, under normal circumstances, at least 80% of the fund’s net assets (plus the amount of borrowings, if any, for investment purposes) in high-yield securities ~~while focusing~~. The sub-adviser focuses on investments that the sub-adviser views as having a favorable Environmental, Social and Governance (“ESG”) profile based on the sub-adviser’s internal ESG evaluation process. The fund normally invests primarily in U.S. securities.

High yield securities (commonly known as “junk” bonds) are high-risk debt securities rated, at the time of investment, below BBB by Standard & Poor’s or Fitch or below Baa by Moody’s or, if unrated, determined to be of comparable quality by the fund’s sub-adviser. The high yield securities in which the fund invests are primarily corporate bonds.

The sub-adviser’s ESG evaluation process ~~utilizes a methodology~~is designed to emphasize positive selection of investments with favorable ESG characteristics in the view of the sub-adviser, while minimizing exposure to companies considered by the sub-adviser as having less favorable ESG qualities. In this process, the sub-adviser excludes companies involved in certain industries and/or business practices that are viewed as exhibiting the most negative ESG impacts. The sub-adviser then employs a fundamental, proprietary research approach to identify potential investments and categorizes them as belonging to one of five ESG categories.

Category one includes companies viewed by the sub-adviser as leaders in sustainable business practices or demonstrating commitment to the pursuit of the United Nations’ sustainable development goals. Category two companies are judged by the sub-adviser to have low exposure to ESG risks or have policies in place to mitigate such risks. Category three companies are those, in the view of the sub-adviser, which face future ESG risks of uncertain timing or magnitude that could negatively affect the company. Category four companies are those which the sub-adviser views as exhibiting current ESG risks that are impacting the companies’ credit fundamentals, but are not significant enough to impact the overall credit quality of the company. Category five includes companies that, in the sub-adviser’s view, have ESG factors negatively impacting the companies’ credit fundamentals to the extent credit quality is also impacted.

The fund’s investment universe consists of companies classified by the sub-adviser within categories one through four with the fund’s investments predominantly falling in categories one through three.

When assessing a company’s ESG practices, the sub-adviser may take into account a number of ESG considerations of an environmental, social or governance nature. Environmental considerations may include, but are not limited to, climate change and carbon emissions, energy efficiency, waste and pollution, water use and conservation, deforestation, natural resource use and renewable energy. Social considerations may include, but are not limited to, human rights and labor standards, product safety and liability, workplace safety, workplace benefits, employee relations, diversity/inclusion policies, data protection and privacy, community involvement, nutrition and health, and supply chain sourcing. Governance considerations may include, but are not limited to, board independence, board diversity, anticorruption policies, shareholder rights, compensation structures, corporate political contributions and corporate behavior.

The sub-adviser’s research-intensive process uses a combination of a global top-down analysis of the macroeconomic and interest rate environment and proprietary bottom-up research of corporate ~~and sovereign~~ debt, stressed and distressed securities, and other debt instruments. In the sub-adviser’s qualitative top-down approach, the sub-adviser analyzes various fundamental, technical, sentiment, and valuation factors that it believes affect the movement of markets and securities prices worldwide. This top-down analysis assists the sub-adviser in analyzing fund risk and allocating assets among sectors, industries, and credit quality categories. In its proprietary bottom-up research, the sub-adviser considers various fundamental and other factors, such as creditworthiness and capital structure. The sub-adviser integrates ESG factors into its analysis by combining external data with internal research to evaluate the investment’s ESG characteristics. The process incorporates both qualitative elements (such as company commitment to sustainable initiatives) and quantitative elements (such as measurable ESG risks) to assess the potential material influence of ESG factors on an investment’s credit fundamentals. ~~Using a balanced approach to economic and ESG investing, the sub-adviser constructs a portfolio with a focus on investments that it views as having favorable ESG characteristics.~~

The fund has no maturity or duration requirements or limitations. The fund may invest in foreign securities, including up to 10% of its net assets in emerging market securities.

~~To a lesser extent, the~~The fund may invest in investment grade bonds, bank loans, ~~asset-backed and mortgage backed securities,~~ preferred equity securities, common equity securities (received in connection with exchanges or restructurings) and cash equivalents. The fund may also invest in hybrid instruments having both debt and equity characteristics.

All investments by the fund, with the exception of cash and cash equivalents, are subject to the sub-adviser’ s ESG assessment framework.

APPENDIX B – Revisions to Certain Risk Disclosures

Comments: 17, 18, 29

Environmental, Social and Governance (“ESG”) Investing Risk:

Item 4:

Environmental, Social and Governance (“ESG”) Investing – Applying the sub-adviser’s ESG criteria to ~~the~~its investment analysis for the fund may impact the sub-adviser’s investment ~~decision for~~decisions as to securities of certain issuers and, therefore, the fund may forgo some ~~market~~investment opportunities available to funds that do not use ESG criteria or that apply different ESG criteria. Securities of companies with ~~ESG practices~~what are identified by the sub-adviser as having favorable ESG characteristics may shift into and out of favor depending on market and economic conditions, and the fund’s performance may at times be better or worse than the performance of similar funds that do not use ESG criteria or that apply different ESG criteria. ESG is not a uniformly defined characteristic and applying ESG criteria involves a subjective assessment. ESG ratings and assessments of issuers can vary across third party data providers.

Item 9:

Environmental, Social and Governance (“ESG”) Investing: Applying ESG criteria to ~~the~~a sub-adviser’s investment analysis for a fund may impact the sub-adviser’s investment ~~decision for~~ decisions as to securities of certain issuers and, therefore, applicable funds may forgo some ~~market~~investment opportunities available to funds that do not use ESG criteria or that apply different ESG criteria. Securities of companies with ~~ESG practices~~what are identified by a sub-adviser as having favorable ESG characteristics may shift into and out of favor depending on market and economic conditions, and a fund’s performance may at times be better or worse than the performance of similar funds that do not use ESG criteria or that apply different ESG critera. ESG is not a uniformly defined characteristic and applying ESG criteria involves a subjective assessment. ESG ratings and assessments of issuers can vary across third party data providers.

Energy Sector Risk – Item 9:

Energy Sector: Certain risks inherent in investing in energy companies include the following:

•

Supply and Demand. A decrease in the production of natural gas, natural gas liquids, crude oil, coal or other energy commodities, a decrease in the volume of such commodities available for transportation, mining, processing, storage or distribution or a sustained decline in demand for such commodities, may adversely impact the financial performance of energy companies. Energy companies are subject to supply and demand fluctuations in the markets they serve which will be impacted by a wide range of factors, including fluctuating commodity prices, weather, increased conservation or use of alternative fuel sources, increased governmental or environmental regulation, depletion, rising interest rates, declines in domestic or foreign production, accidents or catastrophic events and economic conditions, among others. The United States relies heavily on foreign imports of energy such as crude oil and refined products. If a supply source decides to restrict supply to the United States or is unable to meet demand, some energy companies’ cash flows may be adversely impacted. The substantial market disruption and slowdown in economic activity resulting from the COVID-19 pandemic has adversely impact the demand for oil and other energy commodities. The Organization of Petroleum Exporting Countries (“OPEC”) and other oil-producing countries have agreed to reduce production in response to the pandemic. An extended period of reduced production and continued price volatility may significantly lengthen the time the energy sector would need to recover after a stabilization of prices.

•

Depletion and Exploration. Energy reserves naturally deplete as they are consumed over time. Energy companies that are either engaged in the production of natural gas, natural gas liquids, crude oil, or coal, or are engaged in transporting, storing, distributing and processing these items and refined products on behalf of the owners of such commodities. To maintain or grow their revenues, these companies or their customers need to maintain or expand their reserves through exploration of new sources of supply, through the development of existing sources or through acquisitions. The financial performance of energy companies may be adversely affected if they, or the companies to whom they provide services, are unable to cost-effectively acquire additional energy deposits sufficient to replace the natural decline of existing reserves. Also, the quantities of reserves may be overstated, or deposits may not be produced in the time periods anticipated. If an energy company is not able to raise capital on favorable terms, it may not be able to add to or maintain its reserves.

•

Reserve. Energy companies engaged in the production of natural gas, natural gas liquids, crude oil and other energy commodities are subject to the risk that the quantities of their reserves are overstated, or will not be produced in the time periods anticipated, for a variety of reasons including the risk that no commercially productive amounts of such energy commodities can be produced from estimated reserves because of the curtailment, delay or cancellation of production activities as a result of unexpected conditions or miscalculations, title problems, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions, compliance with environmental and other governmental requirements and cost of, or shortages or delays in the availability of, drilling rigs and other equipment, and operational risks and hazards associated with the development of the underlying properties, including natural disasters, blowouts, explosions, fires, leakage of such energy commodities, mechanical failures, cratering and pollution.

•

Regulatory. Energy companies are subject to significant federal, state and local government regulation in virtually every aspect of their operations, including (i) how facilities are constructed, maintained and operated, (ii) how and where wells are drilled, (iii) how services are provided, (iv) environmental and safety controls, and, in some cases (v) the prices they may charge for the products and services they provide. Various governmental authorities have the power to enforce compliance with these regulations and the permits issued under them, and violators are subject to administrative, civil and criminal penalties, including civil fines, injunctions or both. Stricter laws, regulations or enforcement policies could be enacted in the future which would likely increase compliance costs and may adversely affect the financial performance of energy companies. In particular, changes to laws and increased regulations or enforcement policies as a result of the Macondo oil spill in the Gulf of Mexico may adversely affect the financial performance of energy companies.

•

Commodity Pricing. The operations and financial performance of energy companies may be directly affected by energy commodity prices, especially those energy companies which own the underlying energy commodity or receive payments for services that are based on commodity prices. Such impact may be a result of changes in the price for such commodity or a result of changes in the price of one energy commodity relative to the price of another energy commodity (i.e., the price of natural gas relative to the price of natural gas liquids). These prices may fluctuate widely in response to a variety of factors, including global and domestic economic conditions, weather conditions, the supply and price of imported energy commodities, the production and storage levels of energy commodities in certain regions or in the world, political stability, transportation facilities, energy conservation, domestic and foreign governmental regulation and taxation and the availability of local, intrastate and interstate transportation systems. Volatility of commodity prices may also make it more difficult for energy companies to raise capital to the extent the market perceives that their performance may be directly or indirectly tied to commodity prices.

•

Acquisition. The ability of energy companies to grow operating cash flow and increase such company’s enterprise value can be highly dependent on their ability to make acquisitions that result in an increase in cash available for distributions. Recently, the acquisition market has become more competitive as a result of the increased amount of energy companies, as well as significant private equity interest in midstream energy assets. As a result, the competitive nature of the market has resulted in higher multiples, which may reduce the attractiveness of returns on acquisitions. Accordingly, MLP Entities may be unable to make accretive acquisitions because they are unable to identify attractive acquisition candidates, negotiate acceptable purchase contracts, raise financing for such acquisitions on economically acceptable terms, or because they are outbid by competitors. Such circumstances may limit future growth and their ability to raise distributions could be reduced. Furthermore, even if energy companies do consummate acquisitions that they believe will be accretive, the acquisitions may instead result in a decrease in operating cash flow or a decrease in enterprise value. Any acquisition involves risks, including, among other things: mistaken assumptions about revenues and costs, including synergies; the assumption of unknown liabilities; limitations on rights to indemnity from the seller; the diversion of management’s attention from other business concerns; unforeseen difficulties operating in new product or geographic areas; and customer or key employee losses at the acquired businesses. The substantial market disruption and slowdown in economic activity resulting from the COVID-19 pandemic may limit the ability of energy companies to make acquisitions.

•

Affiliated Party. Certain energy companies are dependent on their parents or sponsors for a majority of their revenues. Any failure by such company’s parents or sponsors to satisfy their payments or obligations would impact such company’s revenues and operating cash flows and ability to make interest payments and/or distributions.

•

Catastrophe. The operations of energy companies are subject to many hazards inherent in the exploring, developing, producing, generating, transporting, transmission, storing, gathering, processing, refining, distributing, mining or marketing of natural gas, natural gas liquids, crude oil, refined products, coal or electricity, including: damage to pipelines, storage tanks, plants or related equipment and surrounding properties caused by hurricanes, tornadoes, floods, fires and other natural disasters or by acts of terrorism; inadvertent damage from construction and farm equipment; well blowouts; leaks of such energy commodities; fires and explosions. These hazards could result in substantial losses, severe damage to and destruction of property and equipment, and pollution or other environmental damage and may result in the curtailment or suspension of their related operations. Energy companies may not be insured against all risks inherent to their businesses. If a significant accident or event occurs that is not fully insured, it could adversely affect the energy company’s operations and financial condition.

•

Terrorism/Market Disruption. Events in the Middle East and elsewhere could have significant adverse effects on the U.S. economy, financial and commodities markets. Energy assets could be direct targets, or indirect casualties, of an act of terror. The U.S. government has issued warnings that energy assets, specifically the United States’ pipeline infrastructure, may be the future target of terrorist organizations.

•

Weather. Extreme weather conditions, such as hurricanes, (i) could result in substantial damage to the facilities of certain energy companies located in the affected areas, (ii) significantly increase the volatility in the supply of energy commodities and (iii) adversely affect the financial performance of energy companies, and could therefore adversely affect their securities. The damage done by extreme weather also may serve to increase many insurance premiums paid by energy companies and could adversely affect such companies’ financial condition.

•

Renewable Energy. Renewable energy infrastructure companies’ future growth may be highly dependent upon on government policies that support renewable power generation and enhance the economic viability of owning renewable electric generation assets. Such policies can include tax credits, accelerated cost-recovery systems of depreciation and renewable portfolio standard programs, which mandate that a specified percentage of electricity sales come from eligible sources of renewable energy. Furthermore, a portion of revenues from investments in renewable energy infrastructure assets is tied, either directly or indirectly, to the wholesale market price for electricity in the markets served. Wholesale market electricity prices are impacted by a number of factors including: the price of fuel (for example, natural gas) that is used to generate electricity; the cost of and management of generation and the amount of excess generating capacity relative to load in a particular market; and conditions (such as extremely hot or cold weather) that impact electrical system demand. In addition, there is uncertainty surrounding the trend in electricity demand growth, which is influenced by macroeconomic conditions; absolute and relative energy prices; and energy conservation and demand management. This volatility and uncertainty in power markets could have a material adverse effect on the assets, liabilities, financial condition, results of operations and cash flow of the companies in which a fund invests.

Sustainability Investing Risk:

Item 4:

Sustainability Investing ~~Risk~~ – Applying the sub-adviser’s sustainability assessment framework to ~~the~~its investment analysis for the fund may impact the sub-adviser’s investment ~~decision~~decisions as to securities of certain issuers and, therefore, the fund may forgo some ~~market~~investment opportunities available to funds that do not apply sustainability investing principals or that apply different sustainability criteria. Securities of companies meeting the subadviser’s sustainability criteria may shift into and out of favor depending on market and economic conditions, and the fund’s performance may at times be better or worse than the performance of similar funds that do not utilize sustainability investing principals or that apply different sustainability criteria. The sub-adviser monitors the fund’s holdings based on the latest publicly available information. ~~The~~Any delay in obtaining public information regarding the fund’s holdings could result in the fund holding an investment that no longer meets the fund’s sustainability investing principals. “Sustainability” is not a uniformly defined characteristic and applying sustainability criteria involves subjective assessment.

Item 9:

Sustainability Investing ~~Risk~~: Applying ~~the sub-adviser’s~~a sustainability assessment framework to ~~the~~a sub-adviser’s investment analysis for ~~the~~a fund may impact the sub-adviser’s investment ~~decision~~decisions as to securities of certain issuers and, therefore, the fund may forgo some ~~market~~investment opportunities available to funds that do not apply sustainability investing principals or that apply different sustainability criteria. Securities of companies meeting the sub-adviser’s sustainability criteria may shift into and out of favor depending on market and economic conditions, and ~~the~~]a fund’s performance may at times be better or worse than the performance of similar funds that do not utilize sustainability investing principals or that apply different sustainability criteria. The sub-adviser monitors the fund’s holdings based on the latest publicly available information. ~~The~~Any delay in obtaining public information regarding ~~the~~a fund’s holdings could result in the fund holding an investment that no longer meets the fund’s sustainability investing principals. “Sustainability” is not a uniformly defined characteristic and applying sustainability criteria involves subjective assessment.

APPENDIX C – Transamerica Sustainable Bond

Comments: 20, 23, 25, 30

Principal Investment Strategies: The fund’s sub-adviser, Aegon USA Investment Management, LLC (the “sub-adviser”), seeks to achieve the fund’s objective by investing, under normal circumstances, at least 80% of the fund’s net assets (plus the amount of borrowings, if any, for investment purposes) in fixed-income securities. The fund’s investments in fixed-income securities may include U.S. government and foreign government bonds and notes (including emerging markets), mortgage-backed, commercial mortgage -backed, and asset-backed securities (including collateralized mortgage obligations), investment grade and below (commonly known as “junk bonds”) corporate bonds of issuers in the U.S. and foreign countries (including emerging markets), convertible bonds and other convertible securities, bank loans and loan participations, structured notes, municipal bonds and preferred securities. The fund’s investments in fixed-income securities may also include dollar rolls, inflation-protected securities, repurchase agreements and to be announced (“TBA”) transactions. The fund may invest in securities of any maturity and does not have a target average duration. Under normal circumstances, the fund has an average credit rating of investment grade.

The fund’s investment universe ~~includes a range of issuers and~~is defined by the sub-adviser’s Sustainable Investment Committee (“SIC”) which consists of employees of the sub-adviser and affiliated entities within the global Aegon Asset Management organization who have responsible investing expertise. The fund’s sub-adviser focuses on fixed -income securities of issuers that are, in the sub-adviser’s view, aligned with sustainability initiatives. All potential investments are screened utilizing the sub-adviser’s proprietary sustainability assessment framework which evaluates issuers or securities using internal and external inputs. Eligible investments ~~typically~~ include issuers or securities that are viewed by the sub-adviser as contributing to or aligned with long-term sustainability initiatives including, but not limited to, various environmental and societal initiatives. The sub-adviser’s sustainability assessment focuses on key sustainability pillars, including climate change, eco solutions, resource efficiency, health and well-being and sustainable growth. These sustainable investment opportunities also align with many of the United Nations’ Sustainable Development Goals (SDGs), a set of goals that seek to address the world’s most pressing sustainability issues. While the SDGs provide a helpful framework for identifying sustainable themes, the sub-adviser relies on their proprietary sustainability assessment to determine the eligible investment universe.

The fund uses positive screening to identify issuers and securities that the sub-adviser believes align with sustainability themes. Given the fund’s inclusionary stance and thematic approach to selecting the investment universe, the sub-adviser avoids investments in issuers, industries or sectors that are wholly inconsistent with its sustainable investing philosophy. As a result, the fund does not utilize a specific exclusions list.

The sub-adviser uses a research-driven process in an effort to identify sustainable investment opportunities. The process consists of five primary steps:

1. Sustainability research: The sub-adviser generates sustainable investment ideas using a sustainability assessment process to identify fixed income investments that the sub-adviser believes will contribute to or benefit from the long-term sustainability of the global economy, environment and society. The process combines internal expertise alongside external data to analyze a potential investment’s sustainability profile. Sustainable investment ideas are presented to ~~a Sustainable Investment Committee (“~~the SIC~~”)~~ for further evaluation.

2. Sustainability determination: The SIC reviews the sustainability research and ultimately determines the sustainable investment universe for the fund. The SIC reviews investments for alignment with sustainable initiatives and identifies an eligible investment universe consisting of issuers ~~or securities~~ that ~~may contribute to~~are viewed as contributing to or aligned with long-term sustainability. Issuers and securities are classified into one of five categories depending on level of alignment with sustainability initiatives. The sustainability criteria is tailored to the fixed income sector.

3. Economic research and recommendation: In its proprietary, bottom-up research, the sub-adviser considers various fundamental and other factors, such as environmental, social, and governance (“ESG”) matters, creditworthiness, capital structure, covenants, cash-flows and, as applicable, collateral.

4. Portfolio construction: The sub-adviser combines the proprietary bottom-up research with top-down analysis of the macroeconomic and interest rate environments. In the sub-adviser’s qualitative top-down approach, the sub-adviser analyzes various fundamental, technical, sentiment, and valuation factors that affect the movement of markets and securities prices worldwide. This top-down analysis includes a relative value assessment across asset classes as the sub-adviser constructs a sustainability-themed portfolio based on the eligible sustainable investment universe set by the SIC. The fund invests in issuers or securities that meet the sub-adviser’s sustainability criteria within categories one through three. As an example, category one “sustainable leaders” may include companies with a material amount of revenues tied to products or services aligned with sustainability initiatives. Conversely, category five companies that do not meet the sub-adviser’s sustainability criteria may be involved in controversial activities that are against sustainable initiatives.

5. Engagement: The sub-adviser’s dedicated Responsible Investment team may engage with issuers in an effort to encourage issuers to enhance the sustainability of their businesses and make positive change.

The fund may utilize derivatives, such as options, futures, forward currency contracts and swaps, including, but not limited to, interest rate, total return and credit default swaps. These investment strategies may be employed as a hedging technique, as a means of altering investment characteristics of the fund’s portfolio (such as shortening or lengthening duration), in an attempt to enhance returns or for other purposes. The fund may purchase securities on a when-issued, delayed delivery or forward-commitment basis.

All investments by the fund, with the exception of cash, cash equivalents and derivatives instruments used for duration or temporary cashflow management purposes, are subject to the sub-adviser’s sustainability screening process.